CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED OCTOBER 31, 2008

 (Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

These interim financial statements have not been reviewed by the Company's auditor

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars unless otherwise stated)

	October 31	July 31
	2008	2008
	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	$494,461	$591,336
Amounts receivable and prepaids	9,809	15,709
Amounts due from related parties (note 5)	-	5,465
	504,270	612,510

Mineral property interests	1	1

	$504,271	$612,511

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$21,008	$20,519
Amounts due to related parties (note 5)	2,760	-
	23,768	20,519
Shareholders' equity
Share capital (note 4)	21,269,046	21,269,046
Deficit	(20,788,543)	(20,677,054)
	480,503	591,992

	$504,271	$612,511

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Rene G. Carrier	/s/ Brian F. Causey

Rene G. Carrier	Brian F. Causey
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in United States Dollars, unless otherwise stated)
(Unaudited)

	Three months ended October 31
	2008	2007

Expenses (income)
Foreign exchange loss (gain)	$79,116	$(78,828)
Interest income	(2,088)	(8,983)
Legal, accounting and audit	278	490
Office and administration	28,327	23,846
Regulatory, trust and filing	5,856	3,058
	111,489	(60,417)

Income (loss) for the period	$(111,489)	$60,417

Basic and diluted loss per common share	$(0.01)	$0.00

Weighted average number of
common shares outstanding	13,399,426	13,399,426

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of
Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

	Three months ended			Year ended
	October 31, 2008			July 31, 2008
		(Unaudited)

	Number of		Number of
Share capital	shares		shares
Balance at beginning and end of the period	13,399,426	$21,269,046	13,399,426	$21,269,046

Deficit
Balance at beginning of the period		(20,677,054)		(20,570,543)
Loss for the period		(111,489)		(106,511)
Balance at end of the period		$(20,788,543)		$(20,677,054)

TOTAL SHAREHOLDERS' EQUITY		$480,503		$591,992

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars, unless otherwise stated)
(Unaudited)

	Three months ended October 31
Cash provided by (applied to)	2008	2007

Operating activities
Income (loss) for the period	$(111,489)	$60,417
Unrealized foreign exchange	79,116	(78,828)
Changes in non-cash working capital items
Amounts receivable and prepaids	5,900	(2,347)
Accounts payable and accrued liabilities	489	2,470
Amounts due from related parties	8,225	3,288
Cash used for operating activities	(17,759)	(15,000)

Foreign exchange	(79,116)	78,828

Increase in cash and cash equivalents during the period	(96,875)	63,828
Cash and cash equivalents, beginning of period	591,336	663,877

Cash and cash equivalents, end of period	$494,461	$727,705

Components of cash and cash equivalents are as follows:
Cash	$48,538	$9,217
Commercial paper	38,901	62,800
Bankers acceptances	407,022	655,688
	$494,461	$727,705

Supplemental disclosure:
Interest received during the period	$2,088	$8,983
Income taxes paid during the period	–	–

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended October 31, 2008
(Expressed in United States Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian public company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

Operating results for the three month period ended October 31, 2008 are not necessarily indicative of the results that may be expected for the full year ending July 31, 2009.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has a history of losses and no operating revenue, other than interest income. The ability of the Company to carry out its planned business objectives is dependent on the ability to raise adequate financing from lenders, shareholders and other investors. There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows in the future. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which may differ significantly from the going concern basis. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in United States dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended July 31, 2008, which are available at www.sedar.com.

These consolidated financial statements include the accounts of (i) Quartz Mountain Resources Ltd., (ii) Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and (iii) Wavecrest Resources Inc., a wholly-owned subsidiary of Quartz Mountain Gold Inc., incorporated in the State of Delaware.

All material intercompany balances and transactions have been eliminated upon consolidation.

3.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly Adopted Accounting Policies

	(i)	Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can find suitable projects for the benefit of its shareholders and other stakeholders.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended October 31, 2008
(Expressed in United States Dollars, unless otherwise stated)

The Company considers the components of shareholders' equity, as well as its cash and equivalents and debt (if any), as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Since the Company is in the exploration stage, the Company may issue new shares through private placements in order to maintain or adjust its capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company's cash resources at October 31, 2008 are sufficient for its present needs, specifically to continue planned exploration and administrative operations through the end of the current fiscal year ending July 31, 2009.

There were no changes to the Company's approach to capital management during the three months ended October 31, 2008. The Company is not subject to any externally imposed capital requirements as at October 31, 2008.

(ii)	Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to the Company’s July 31, 2009 fiscal year. The management believes that the Company’s going concern disclosure in Note 1 is adequate.

(b)	Accounting Standards Issued But Not Yet Adopted

	(i)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, although early adoption may be permitted. Due to the Company’s July 31 fiscal year, the transition date for the Company is August 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ended July 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(ii)	Section 3064 – Goodwill and Intangibles

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The management believes that the new standard will not have any material effect on the Company’s financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended October 31, 2008
(Expressed in United States Dollars, unless otherwise stated)

4.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value and an unlimited number of preferred shares, without par value.

(b)	Issued and outstanding common shares

	Number of
Common shares issued	Shares	Amount
Balance at October 31, 2008 and July 31, 2008	13,399,426	$21,269,046

(c)	Share purchase options

At October 31, 2008, no share purchase options had been granted under the Company’s Share Purchase Option Plan. Accordingly, there were no stock options outstanding as at October 31, 2008 and July 31, 2008.

5.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable (payable)	As at
	October 31, 2008	July 31, 2008
Hunter Dickinson Services Inc. (a)	$(2,760)	$5,465

Transactions	Three months ended October 31
	2008	2007
Services rendered and expenses reimbursed
Hunter Dickinson Services Inc. (a)	$31,150	$20,187

Related party balances receivable or payable arise from advances by the Company for current and future services rendered to or costs incurred on behalf of the Company by Hunter Dickinson Services Inc. (“HDSI”). The related party balances are non-interest bearing and due on demand.

(a)

HDSI is a private company owned equally by several public companies. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, by signed agreements. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Services rendered by and expenses reimbursed to HDSI for the three months ended October 31 2008 and 2007 related to the reimbursement of travel expenses, office and administration services and geological consulting services for property investigation activities.